January 4, 2006

via U.S. mail and facsimile

Nicholas Pappas, Chief Executive Officer
Envirokare Tech, Inc.
641 Lexington Avenue, 14th Floor
New York, NY  10022

	Re:	   Item 4.02 Form 8-K
	Filed:	   December 29, 2005
	File No.  0-26095

Dear Mr. Pappas:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

      The letter obtained from your auditors and included in your Form 8-K under Exhibit 7.2 states that they are in agreement with your Form 8-K dated December 27, 2005 regarding the non-reliance on previously issued financial statements and the withdrawal of their audit report on the years ended December 31, 2005 and 2003. Based on the information included in your Form 8-K dated December 27, 2005, it appears as though the non-reliance on previously issued financial statements relate to the fiscal years ended December 31, 2004, 2003,
2002, 2001, and the period from inception for each of these fiscal years there ended, rather than the fiscal years ended December 31, 2005 and 2003. Please obtain from you auditors a revised letter which addresses each period for which they have withdrawn their auditors` reports and include this in an amended Form 8-K. Please ensure your auditors include in their revised letter an explanation for any portion of the statements you made in your Form 8-K dated December 27, 2005 which they do not agree with.

*    *    *    *

      Please respond to this comment within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comment and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

	If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief
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Nicholas Pappas
Envirokare Tech, Inc.
January 4, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE